UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-19289

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

State Auto Property & Casualty Insurance Company

Amended and Restated

Incentive Deferred Compensation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

State Auto Financial Corporation

518 East Broad Street

Columbus, Ohio 43215-3976

REQUIRED INFORMATION

See the accompanying financial statements for the State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan as of December 31, 2012 and 2011, and for the years ended December 31, 2012, 2011 and 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan

By:	/s/ Steven E. English
Steven E. English
Chief Financial Officer

By:	/s/ James A. Yano
James A. Yano
Vice President, Secretary and General Counsel

Date: March 22, 2013

2

3

Report of Independent Registered Public Accounting Firm

Board of Directors

State Auto Financial Corporation

Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan (the Plan), as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years ended December 31, 2012, 2011 and 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years ended December 31, 2012, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Clark, Schaefer, Hackett & Co.

March 22, 2013

Columbus, Ohio

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments, at fair value:
Shares of registered investment companies (cost $3,029,462 and $2,607,847, respectively)	$3,187,977	$2,568,103
Interest-bearing cash	389,254	545,909
Affiliated Stock (cost $197,276 and $183,652, respectively)	196,933	165,360

Total investments	3,774,164	3,279,372

Total Assets	3,774,164	3,279,372

Liabilities
Assets payable	—	30,575

Total Liabilities	—	30,575

Net assets available for benefits	$3,774,164	$3,248,797

See accompanying notes.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2012	2011	2010
Investment income (loss):
Dividends	$126,375	74,104	71,590
Unrealized gain (loss)	216,209	(227,398)	(54,587)
Realized gain	37,873	126,652	258,909

Total investment income (loss)	380,457	(26,642)	275,912

Contributions:
Employee	545,135	648,358	420,308
Employer	34,590	50,005	29,929

Total contributions	579,725	698,363	450,237

Deductions:
Benefit payments	434,815	493,094	516,518

Total deductions	434,815	493,094	516,518

Net increase	525,367	178,627	209,631

Net assets available for benefits:
Beginning of year	3,248,797	3,070,170	2,860,539

End of year	$3,774,164	3,248,797	3,070,170

See accompanying notes.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements

December 31, 2012

1. Description of the Plan

Organization

The State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan (the “Plan”) became effective on August 1, 1995. The Plan was amended and restated in its entirety effective as of March 1, 2010, to incorporate amendments made to the Plan subsequent to the Plan’s prior restatement effective as of March 1, 2001, and to add as an investment option a fund comprised solely of shares of the State Auto Financial Corporation common stock (“Affiliated Stock”). The Plan was further amended effective as of July 1, 2010 (First Amendment), November 1, 2010 (Second Amendment) and January 1, 2011 (Third Amendment).

Eligible executives include high income or key management employees designated by State Auto Property & Casualty Insurance Company (the “Company”) on an annual basis. Plan participation is voluntary. The Plan provides to those eligible executives the benefits they would otherwise earn under the State Auto Insurance Companies Retirement Savings Plan (fka the State Auto Insurance Companies Capital Accumulation Plan) (the “Qualified Plan”) if certain federal law restrictions did not apply, and the opportunity to defer designated amounts of their salary and bonuses.

Effective as of January 1, 2011, the Plan was amended to include the ability to transfer the maximum annual contributions permissible to be made to the Qualified Plan each calendar year from the Plan to the Qualified Plan no later than the March 15th following the December 31st of the plan year to which the contributions relate.

Effective as of July 1, 2010, the Plan was amended to include, among other things, the following changes:

•	The Company will be required to contribute any excess portion of any nonelective contributions not eligible to be contributed to the Qualified Plan.

•	Participants will become vested in the Company nonelective contributions after three years of service or upon retirement, death or total disability prior to retirement or other termination of service.

The benefits provided to participants under the Plan are paid from the general assets of the Company. The Plan is intended to be an unfunded Plan for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is, therefore, exempt from certain ERISA requirements. Each participant’s right to benefits under the Plan is equivalent to the rights of any unsecured creditor of the Company.

Newly eligible executives who wish to participate in the Plan must enroll within 30 days after becoming eligible to participate and defer income from the current calendar year. For subsequent years, participants must enroll prior to the beginning of each new Plan year.

Contributions

Participants are permitted to defer on a pretax basis (a) from 1% to 100% of the participant’s eligible base salary received in the Plan year, (b) from 1% to 100% of each eligible participant’s bonus and/or (c) from 1% to 100% of any award to the participant under the State Auto Financial Corporation Long-Term Incentive Plan (LTIP). In addition, the Company matches eligible base salary deferrals at the same rate and in the same manner that it is generally matching 401(k) deferrals under the Qualified Plan. Any limitations on the match under the Qualified Plan also apply to the Plan, with the match under the Plan being offset by the match to the Qualified Plan to the extent duplicative. For example, at the present time under the Qualified Plan, the Company matches up to 6% of compensation at the rate of 100% on the first 1% of contributions plus 50% on contributions in excess of 1%, up to a maximum of 6%. Under the Plan, the Company similarly matches up to 6% of eligible base salary, as defined above, less amounts matched under the Qualified Plan. Effective July 1, 2010, the Company is required to make nonelective contributions that are not eligible to be contributed to the Qualified Plan.

Vesting

Each participant is fully vested in base salary deferrals, bonus and LTIP deferrals, and any associated earnings. After five years of service or upon attainment of age 55, retirement, death, or total disability prior to age 55 or other

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2012

termination of service, each participant is fully vested in matching contributions. After three years of service or upon attainment of age 55, retirement, death, or total disability prior to age 55 or other termination of service, each participant is fully vested in nonelective contributions.

Participant Accounts

Investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, is credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment.

Payment of Benefits

The balance of each deferral account is distributed in cash to the participant based on the participant’s distribution election upon a specified date certain or the later of age 55 or termination of service. If no distribution election is made, payments are made in monthly installments over a five-year period.

2. Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Related Investment Income

The investments of the Plan consist of shares of registered investment companies, interest-bearing cash, and Affiliated Stock. The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.

Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance. Dividends are recorded on the ex-dividend date. Realized gains and losses on the sale of securities are determined on the average cost method.

Benefit Payments

Benefit payments are recognized when paid.

Administrative Expenses

All administrative expenses are paid by the Company.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s statements of net assets available for benefits.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2012

3. Fair Value Measurements

Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.

•

Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The following is a description of the valuation methods used for assets measured at fair value:

•

Registered investment companies: Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

•	Interest-bearing cash: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

•	Affiliated Stock: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2012

The following tables reflect the Plan’s investments within the fair value hierarchy at December 31, 2012 and 2011:

2012	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Registered investment companies:
Large cap equity investments	$807,411	807,411	—	—
Mid cap equity investments	279,956	279,956	—	—
Small cap equity investments	48,943	48,943	—	—
International equity investments	202,721	202,721	—	—
Blended fund investments	866,956	866,956	—	—
Income bond investments	981,990	981,990	—	—

Total registered investment companies	3,187,977	3,187,977	—	—
Interest-bearing cash	389,254	389,254	—	—
Affiliated Stock	196,933	196,933	—	—

Total investments	$3,774,164	3,774,164	—	—

2011	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Registered investment companies:
Large cap equity investments	$741,839	741,839	—	—
Mid cap equity investments	215,280	215,280	—	—
Small cap equity investments	37,312	37,312	—	—
International equity investments	170,275	170,275	—	—
Blended fund investments	701,903	701,903	—	—
Income bond investments	701,494	701,494	—	—

Total registered investment companies	2,568,103	2,568,103	—	—
Interest-bearing cash	545,909	545,909	—	—
Affiliated Stock	165,360	165,360	—	—

Total investments	$3,279,372	3,279,372	—	—

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2012

4. Participant Accounts

Participant balances for all funds are maintained in shares. Share values are determined on a periodic basis. At December 31, 2012 and 2011, there were 62 and 57 participants in the Plan, respectively, with contributions in one or more of the following funds. The total number of participants in the Plan is less than the sum of the number of participants set forth in the following table because each participant may make contributions to more than one fund. The total number of shares and share values, and number of participants as of December 31, 2012 and 2011, by fund, were as follows:

2012

Investment Options

	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered Investment Companies
ABF Sm Cap Val Inst	2,298	21.30	9
Baron Growth Inst	2,145	54.06	14
Calamos Growth Inst	1,018	52.06	12
FID Contrafund K	6,229	77.51	27
FID Diversified Intl K	3,827	29.89	14
FID Freedom K 2010	762	12.88	2
FID Freedom K 2015	20,042	12.96	7
FID Freedom K 2020	9,419	13.39	7
FID Freedom K 2025	3,235	13.58	8
FID Freedom K 2030	9,072	13.72	9
FID Freedom K 2035	1,601	13.87	3
FID Freedom K 2040	59	13.91	1
FID Freedom K 2045	447	14.09	1
FID Freedom K Income	11,894	11.68	3
FID Intermed Bond	15,741	11.14	10
FID Puritan K	6,940	19.40	12
Harbor Intl Inst	1,422	62.12	14
JPM Mid Cap Value IS	3,731	27.99	13
MFS Value Fund R4	6,084	25.35	10
PIM Total RT Inst	71,765	11.24	21
Spartan US EQ Index	2,325	50.49	11
VANG Mid Cap IDX SIG	1,852	32.18	7

Total Registered Investment Companies	181,908
Interest-Bearing Cash
Fidelity US Govt Bond	389,254	1.00	16

Total Interest-Bearing Cash	389,254
Affiliated Stock
State Auto Financial Corporation	13,182	14.94	5

Total Affiliated Stock	13,182

Total Investments	584,344

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2012

2011

Investment Options

	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered Investment Companies
ABF Sm Cap Val Inst	1,963	19.01	9
Baron Growth Inst	1,431	51.35	14
Calamos Growth Inst	1,608	50.85	15
FID Contrafund K	6,773	67.41	24
FID Diversified Intl K	3,688	25.48	15
FID Freedom K 2010	734	12.10	2
FID Freedom K 2015	16,909	12.13	7
FID Freedom K 2020	8,139	12.43	5
FID Freedom K 2025	1,910	12.44	6
FID Freedom K 2030	9,954	12.54	10
FID Freedom K 2035	1,239	12.53	2
FID Freedom K 2040	49	12.57	1
FID Freedom K 2045	247	12.66	1
FID Freedom K 2050	1,765	12.65	1
FID Freedom K Income	11,521	11.30	3
FID Intermed Bond	9,517	10.88	10
FID Puritan K	3,754	17.68	11
Harbor Intl Inst	1,455	52.45	13
JPM Mid Cap Value IS	3,103	23.75	11
MFS Value Fund R4	6,012	22.38	12
PIM Total RT Inst	55,010	10.87	18
Spartan US EQ Index	1,549	44.49	11
VANG Mid Cap IDX SIG	2,421	28.13	7

Total Registered Investment Companies	150,751
Interest-Bearing Cash
Fidelity US Govt Bond	545,909	1.00	19

Total Interest-Bearing Cash	545,909
Affiliated Stock
State Auto Financial Corporation	12,168	13.59	5

Total Affiliated Stock	12,168

Total Investments	708,828

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2012

5. Investments: The Plan’s investments and related changes at December 31, 2012, 2011 and 2010 and for the years then ended were as follows:

2012	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered Investment Companies
ABF Sm Cap Val Inst	2,298	$48,943	$1,875	$478	$4,138	$9,857	$(2,716)
Baron Growth Inst	2,145	115,948	11,124	293	3,124	25,804	(1,296)
Calamos Growth Inst	1,018	52,987	3,615	899	4,165	10,540	(14,739)
FID Contrafund K	6,229	482,774	5,792	16,607	51,722	60,463	(56,535)
FID Diversified Intl K	3,827	114,374	2,154	(2,691)	18,024	13,885	(841)
FID Freedom K 2010	762	9,816	360	—	576	—	—
FID Freedom K 2015	20,042	259,746	8,914	(665)	14,607	51,290	(5,421)
FID Freedom K 2020	9,419	126,114	4,509	(907)	8,634	20,497	(7,789)
FID Freedom K 2025	3,235	43,928	1,439	(783)	3,122	16,392	(7)
FID Freedom K 2030	9,072	124,468	4,865	(195)	11,928	28,351	(6,249)
FID Freedom K 2035	1,601	22,211	615	(345)	1,665	10,056	(5,303)
FID Freedom K 2040	59	821	28	(3)	72	104	—
FID Freedom K 2045	447	6,297	124	(149)	214	6,231	—
FID Freedom K 2050	—	—	—	(1,230)	1,636	—	—
FID Freedom K Income	11,894	138,919	3,900	(150)	4,539	443	—
FID Intermed Bond	15,741	175,352	3,153	1,338	1,419	10,683	(21,302)
FID Puritan K	6,940	134,636	4,836	600	8,810	12,497	(3,330)
Harbor Intl Inst	1,422	88,347	1,754	(986)	15,164	10,887	(5,772)
JPM Mid Cap Value IS	3,731	104,421	2,273	1,859	11,927	30,204	(1,859)
MFS Value Fund R4	6,084	154,237	4,177	1,157	16,555	14,724	(9,254)
PIM Total RT Inst	71,765	806,638	50,801	8,959	12,076	93,044	(90,641)
Spartan US EQ Index ADV	2,325	117,413	2,410	(716)	4,330	25,561	(712)
Spartan US EQ Index INV	—	—	—	16,588	(10,065)	2,540	(211)
VANG Mid Cap IDX SIG	1,852	59,587	834	(587)	9,879	9,886	(22,390)

Total Registered Investment Companies	181,908	3,187,977	119,552	39,371	198,261	463,939	(256,367)
Interest-Bearing Cash
Fidelity US Gov Bond	389,254	389,254	47	—	—	114,213	(178,448)

Total Interest-Bearing Cash	389,254	389,254	47	—	—	114,213	(178,448)
Affiliated Stock
State Auto Financial Corporation	13,182	196,933	6,776	(1,498)	17,948	1,573	—

Total Affiliated Stock	13,182	196,933	6,776	(1,498)	17,948	1,573	—

Total Assets Held For Investment	584,344	$3,774,164	$126,375	$37,873	$216,209	$579,725	$(434,815)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2012

2011	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered Investment Companies
ABF Sm Cap Val Inst	1,963	$37,312	$164	$11	$742	$2,335	$—
ABF Sm Cap Val Inv	—	—	—	3,184	(5,912)	19,256	—
Baron Growth	—	—	—	15,270	(14,147)	24,156	(75)
Baron Growth Inst	1,431	73,481	1,130	(15)	(834)	3,136	(15)
Calamos Growth A	—	—	—	30,057	(31,885)	13,444	(12,570)
Calamos Growth Inst	1,608	81,790	3,308	(121)	(7,063)	1,264	(2,507)
FID Contrafund K	6,773	456,578	1,923	6,736	(6,679)	49,956	(57,771)
FID Diversified Intl K	3,688	93,976	1,974	(1,522)	(15,766)	10,219	(10,307)
FID Freedom K 2010	734	8,881	400	—	(417)	—	—
FID Freedom K 2015	16,909	205,103	8,535	344	(9,964)	41,379	—
FID Freedom K 2020	8,139	101,169	4,622	(60)	(6,359)	28,607	(730)
FID Freedom K 2025	1,910	23,765	956	(42)	(1,694)	20,969	—
FID Freedom K 2030	9,954	124,827	6,085	4	(10,386)	29,644	(855)
FID Freedom K 2035	1,239	15,522	580	—	(1,037)	10,872	—
FID Freedom K 2040	49	621	23	—	(51)	610	—
FID Freedom K 2045	247	3,126	151	—	(314)	—	—
FID Freedom K 2050	1,765	22,323	1,067	—	(2,366)	—	—
FID Freedom K Income	11,521	130,187	4,002	—	(2,875)	1,487	—
FID Intermed Bond	9,517	103,540	2,813	855	2,172	8,223	(15,675)
FID Puritan K	3,754	66,378	1,412	522	(1,646)	5,759	(9,536)
Harbor Intl Inst	1,455	76,300	1,852	1,513	(12,172)	25,286	(2,465)
JPM Mid Cap Value A	—	—	—	17,415	(17,117)	9,138	(787)
JPM Mid Cap Value IS	3,103	73,690	862	(15)	35	1,610	(497)
MFS Value Fund A	—	—	1,469	24,280	(24,901)	18,091	(54,561)
MFS Value Fund R4	6,012	134,554	871	(44)	143	1,733	(1,425)
PIM Total RT Inst	55,010	597,954	22,451	2,492	(2,223)	181,323	(76,212)
Spartan US EQ Index	1,549	68,918	2,169	17,532	(20,724)	15,608	(8,928)
VANG Mid Cap IDX INV	—	—	—	8,928	(4,396)	1,119	(775)
VANG Mid Cap IDX SIG	2,421	68,108	908	(1,381)	(7,170)	12,725	(17,981)

Total Registered Investment Companies	150,751	2,568,103	69,727	125,943	(205,006)	537,949	(273,672)
Interest-Bearing Cash
Fidelity US Gov Bond	545,909	545,909	64	—	—	163,055	(213,226)

Total Interest-Bearing Cash	545,909	545,909	64	—	—	163,055	(213,226)
Affiliated Stock
State Auto Financial Corporation	12,168	165,360	4,313	709	(22,392)	(2,641)	(6,196)

Total Affiliated Stock	12,168	165,360	4,313	709	(22,392)	(2,641)	(6,196)

Total Assets Held For Investment	708,828	$3,279,372	$74,104	$126,652	$(227,398)	$698,363	$(493,094)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2012

2010	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered Investment Companies
ABF Sm Cap Val	995	$19,309	$68	$(4,159)	$6,307	$2,899	$—
Baron Growth	1,009	51,706	—	(3,593)	12,301	4,323	(76)
Calamos Growth A	2,655	141,742	—	5,430	14,761	7,092	(19,319)
FID Contrafund	—	—	679	131,557	(74,768)	20,813	(50,132)
FID Contrafund K	7,845	531,117	3,092	199	14,890	(150)	(10,648)
FID Diversified Intl	—	—	—	21,896	(19,326)	9,332	(14,367)
FID Diversified Intl K	4,299	129,486	2,577	(789)	415	862	(2,501)
FID Freedom 2010	—	—	51	3,042	(2,641)	—	(18,007)
FID Freedom 2015	—	—	888	32,674	(17,544)	35,398	—
FID Freedom 2020	—	—	382	11,286	(5,630)	15,199	—
FID Freedom 2025	—	—	28	1,868	(1,568)	678	—
FID Freedom 2030	—	—	535	21,027	(13,262)	11,860	(92)
FID Freedom 2035	—	—	12	335	1	3,614	—
FID Freedom 2045	—	—	—	245	—	2,361	—
FID Freedom 2050	—	—	123	5,905	(4,067)	—	—
FID Freedom Income	—	—	99	986	(504)	14,574	—
FID Freedom K 2010	702	8,898	166	—	35	—	—
FID Freedom K 2015	13,004	165,414	3,171	(348)	725	(6,934)	—
FID Freedom K 2020	5,798	76,479	1,422	2	823	3,197	—
FID Freedom K 2025	375	5,019	96	—	81	—	—
FID Freedom K 2030	7,378	100,335	1,862	2	1,864	1,507	(81)
FID Freedom K 2035	371	5,108	87	—	116	670	—
FID Freedom K 2040	3	38	—	—	—	38	—
FID Freedom K 2045	236	3,289	53	—	85	545	—
FID Freedom K 2050	1,685	23,622	362	—	731	—	—
FID Freedom K Income	663	7,573	104	—	(65)	—	—
FID Intermed Bond	8,940	94,321	4,103	2,713	2,129	18,341	(32,289)
FID Puritan	—	—	1,062	8,703	(4,177)	4,011	(11,625)
FID Puritan K	3,230	57,842	288	74	1,856	585	(2,524)
Harbor Intl Inst	1,461	88,438	1,255	(2,241)	6,086	20,594	(2,032)
JPM Mid Cap Value A	2,726	63,046	485	(2,878)	11,920	1,661	(10)
MFS Value Fund A	5,667	129,258	1,659	6,226	3,364	11,411	(10,427)
PIM Total RT Inst	44,668	484,646	42,240	11,479	(6,749)	143,603	(92,239)
Spartan US EQ Index	3,098	137,809	2,374	5,423	10,041	10,103	(12,174)
VANG Mid Cap IDX	2,461	49,980	522	1,493	3,083	5,581	(756)

Total Registered Investment Companies	119,269	2,374,475	69,845	258,557	(58,687)	343,768	(279,299)
Interest-Bearing Cash
Fidelity US Gov Bond	659,936	659,936	149	—	—	107,381	(235,152)

Total Interest-Bearing Cash	659,936	659,936	149	—	—	107,381	(235,152)
Affiliated Stock
State Auto Financial Corporation	5,563	96,909	1,596	352	4,100	(912)	(2,067)

Total Affiliated Stock	5,563	96,909	1,596	352	4,100	(912)	(2,067)

Total Assets Held For Investment	784,768	$3,131,320	$71,590	$258,909	$(54,587)	$450,237	$(516,518)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2012

The Plan’s unrealized appreciation (depreciation) at December 31, 2012, 2011, and 2010 were as follows:

		Unrealized Gain (Loss)
	Beginning Balance	During Period	Ending Balance
2010	223,949	(54,587)	169,362
2011	169,362	(227,398)	(58,036)
2012	(58,036)	216,209	158,172

There were no plan assets payable at December 31, 2012. The Plan’s assets payable at December 31, 2011 were as follows:

2011 Payable
FID Contrafund K	$2,564
FID Freedom K 2015	14,083
PIM Total RT Inst	3,870
State Auto Financial Corporation	10,058

$30,575

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2012

The Plan’s net realized gains and losses were as follows for the years ended December 31, 2012, 2011 and 2010:

2012	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
Investment Options
ABF Sm Cap Val Inst	$4,710	4,232	478
Baron Growth Inst	2,255	1,962	293
Calamos Growth Inst	49,800	48,901	899
FID Contrafund K	143,871	127,264	16,607
FID Diversified Intl K	12,727	15,418	(2,691)
FID Freedom K 2015	35,148	35,813	(665)
FID Freedom K 2020	7,789	8,696	(907)
FID Freedom K 2025	(2)	781	(783)
FID Freedom K 2030	45,314	45,509	(195)
FID Freedom K 2035	5,311	5,656	(345)
FID Freedom K 2040	—	3	(3)
FID Freedom K 2045	3,249	3,398	(149)
FID Freedom K 2050	22,729	23,959	(1,230)
FID Freedom K Income	—	150	(150)
FID Intermed Bond	32,553	31,215	1,338
FID Puritan K	8,334	7,734	600
Fidelity US Govt Bond	270,700	270,700	—
Harbor Intl Inst	14,762	15,748	(986)
JPM Mid Cap Value IS	15,559	13,700	1,859
MFS Value Fund R4	20,438	19,281	1,157
PIM Total RT Inst	105,156	96,197	8,959
Spartan US EQ Index ADV	18,188	18,904	(716)
Spartan US EQ Index INV	84,819	68,231	16,588
State Auto Financial Corporation	14,742	16,240	(1,498)
VANG Mid Cap IDX SIG	31,476	32,063	(587)

Total	$949,628	911,755	37,873

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2012

2011	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
Investment Options
ABF Sm Cap Val Inst	$1,777	1,766	11
ABF Sm Cap Val Inv	35,838	32,654	3,184
Baron Growth	83,977	68,707	15,270
Baron Growth Inst	2,415	2,430	(15)
Calamos Growth A	158,602	128,545	30,057
Calamos Growth Inst	3,007	3,128	(121)
FID Contrafund K	157,656	150,920	6,736
FID Diversified Intl K	37,407	38,929	(1,522)
FID Freedom K 2015	14,687	14,343	344
FID Freedom K 2020	2,118	2,178	(60)
FID Freedom K 2025	1,443	1,485	(42)
FID Freedom K 2030	855	851	4
FID Intermed Bond	15,675	14,820	855
FID Puritan K	13,536	13,014	522
Fidelity US Govt Bond	471,967	471,967	—
Harbor Intl Inst	28,617	27,104	1,513
JPM Mid Cap Value A	72,481	55,066	17,415
JPM Mid Cap Value IS	497	512	(15)
MFS Value Fund A	205,403	181,123	24,280
MFS Value Fund R4	1,425	1,469	(44)
PIM Total RT Inst	94,604	92,112	2,492
Spartan US EQ Index	83,478	65,946	17,532
State Auto Financial Corporation	7,565	6,856	709
VANG Mid Cap IDX INV	81,784	72,856	8,928
VANG Mid Cap IDX SIG	17,981	19,362	(1,381)

Total	$1,594,795	1,468,143	126,652

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2012

2010	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
Investment Options
ABF Sm Cap Val	$34,462	38,621	(4,159)
Baron Growth	29,568	33,161	(3,593)
Calamos Growth A	66,240	60,810	5,430
FID Contrafund	691,087	559,530	131,557
FID Contrafund K	18,999	18,800	199
FID Diversified Intl	344,515	322,619	21,896
FID Diversified Intl K	28,911	29,700	(789)
FID Freedom 2010	26,704	23,662	3,042
FID Freedom 2015	221,850	189,176	32,674
FID Freedom 2020	71,214	59,928	11,286
FID Freedom 2025	10,495	8,627	1,868
FID Freedom 2030	95,272	74,245	21,027
FID Freedom 2035	4,236	3,901	335
FID Freedom 2045	2,606	2,361	245
FID Freedom 2050	22,530	16,625	5,905
FID Freedom Income	25,534	24,548	986
FID Freedom K 2015	30,847	31,195	(348)
FID Freedom K 2020	178	176	2
FID Freedom K 2030	81	79	2
FID Intermed Bond	75,566	72,853	2,713
FID Puritan	70,986	62,283	8,703
FID Puritan K	4,320	4,246	74
Fidelity US Govt Bond	543,949	543,949	—
Harbor Intl Inst	26,510	28,751	(2,241)
JPM Mid Cap Value A	13,883	16,761	(2,878)
MFS Value Fund A	49,305	43,079	6,226
PIM Total RT Inst	204,307	192,828	11,479
Spartan US EQ Index	70,071	64,648	5,423
State Auto Financial Corporation	2,067	1,715	352
VANG Mid Cap IDX	40,346	38,853	1,493

Total	$2,826,639	2,567,730	258,909

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2012

6. Trust

The Company maintains a trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the trust. All assets of the trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under Federal and state law should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.

7. Related Party

The Plan invests in shares of registered investment companies managed by Fidelity Management Trust Company, custodian of the Plan. Beginning in 2010, participants may also invest in Affiliated Stock.

8. Tax Status

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code of 1986, as amended (the “Code”). Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service. The Plan does not have a tax filing requirement with the Internal Revenue Service, and therefore, no liability (or asset) or disclosure related to income taxes is included in the Plan’s financial statements.

Deferred amounts are subject to FICA and Medicare taxes and most local income taxes at the time of the deferral. Deferred amounts (and the earnings thereon) are not subject to Federal and most state income taxes until distributed from the Plan. Such distributions and the related taxes are the responsibility of the participants.

9. Right to Terminate

The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Code.

10. Investments

The following table sets forth the investments, at fair value, which represent 5% or more of assets available for benefits at December 31, 2012 and 2011:

	December 31
	2012	2011
Fidelity Contrafund K	$482,774	456,578
FID Freedom K 2015	259,746	205,103
PIM Total RT Inst	806,638	597,954
Fidelity US Gov Bond	389,254	545,909
State Auto Financial Corporation	196,933	165,360

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1	Consent of Independent Registered Public Accounting Firm